Exhibit 99.1

MASONGLORY LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Masonglory Limited and its subsidiaries
Interim Condensed Consolidated Balance Sheets (Stated in US Dollars)

	As of September 30, 2025	As of March 31, 2025
	USD	USD
	(unaudited)	(audited)
Assets
Current assets
Cash at banks	1,886,341	2,365,532
Accounts receivable, net	1,740,270	1,411,316
Contract assets	5,088,739	2,295,062
Deferred offering costs	-	463,529
Deposits and prepayments	211,564	2,590
Total current assets	8,926,914	6,538,029

Non-current assets
Machineries and equipment, net	1,972,307	-
Prepayments	731,410	-
Deferred tax assets	23,681	12,829
Total non-current assets	2,727,398	12,829
Total assets	11,654,312	6,550,858

Current liabilities
Accounts payable	(1,383,360)	(413,492)
Contract liabilities	(871,827)	-
Due to directors	-	(1,975,617)
Accrued expenses	(241,946)	(261,750)
Income tax payable	(455,947)	(439,706)
Total current liabilities	(2,953,080)	(3,090,565)
Total liabilities	(2,953,080)	(3,090,565)

Shareholders’ equity
Ordinary shares, 500,000,000 shares authorized; USD0.0001 par value, 14,225,000 and 12,500,000 shares issued and outstanding, as of September 30, 2025 and March 31, 2025 respectively	1,423	1,250
Additional paid in capital	5,258,089	164,103
Retained earnings	3,441,720	3,294,940
Total shareholders’ equity	8,701,232	3,460,293
Total liabilities and shareholders’ equity	11,654,312	6,550,858

The accompanying notes are an integral part of these condensed consolidated financial statements.

Masonglory Limited and its subsidiaries
Condensed Consolidated Statements of Operations and Comprehensive Income

	For the six months ended September 30,
	2025	2024
	USD	USD
	(unaudited)	(unaudited)
Revenue	9,396,001	11,613,852
Cost of revenue	(8,943,404)	(10,645,525)
Gross profit	452,597	968,327

Operating expenses
General and administrative expenses	(322,260)	(102,822)
Total operating expenses	(322,260)	(102,822)

Income from operations	130,337	865,505

Other income
Other income	21,832	1,525
Total other income, net	21,832	1,525

Income before tax expense	152,169	867,030
Income tax expense	(5,389)	(123,290)
Net income and total comprehensive income	146,780	743,740

Net income per share attributable to ordinary shareholders
Basic and diluted	0.01	0.06

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted	13,272,131	12,500,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

Masonglory Limited and its subsidiaries
Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Ordinary Shares				Total
	Number of shares	Amount	Additional paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD
Balance as of April 1, 2024	11,500,000	3	-	2,019,058	2,019,061
Reorganization (unaudited)	1,000,000	1,247	164,103	-	165,350
Net profit for the period (unaudited)	-	-	-	743,740	743,740
Balance as of September 30, 2024 (unaudited)	12,500,000	1,250	164,103	2,762,798	2,928,151

	Ordinary Shares				Total
	Number of shares	Amount	Additional paid in capital	Retained Earnings	Shareholders’ Equity
		USD	USD	USD	USD
Balance as of April 1, 2025	12,500,000	1,250	164,103	3,294,940	3,460,293
Issue of ordinary shares pursuant to IPO, net of offering costs (unaudited)	1,725,000	173	5,093,986	-	5,094,159
Net profit for the period (unaudited)	-	-	-	146,780	146,780
Balance as of September 30, 2025 (unaudited)	14,225,000	1,423	5,258,089	3,441,720	8,701,232

The accompanying notes are an integral part of these condensed consolidated financial statements.

Masonglory Limited and its subsidiaries
Condensed Consolidated Statements of Cash Flows

	For the six months ended September 30,
	2025	2024
	USD	USD
	(unaudited)	(unaudited)
Operating activities:
Net income	146,780	743,740
Adjustments:
Amortization of right-of-use assets – finance lease	-	1,384
Expected credit loss allowance, net	66,666	2,508
Deferred taxation	(10,852)	(432)
Change in working capital items:
Change in accounts receivable	(332,091)	2,074,976
Change in contract assets	(2,857,206)	(573,763)
Change in deposits and prepayments	(940,384)	(2,179)
Change in accounts payable	969,868	(752,429)
Change in contract liabilities	871,827	-
Change in income tax payable	16,241	153,228
Change in accrued expenses	(19,804)	51,602
Cash (used in) generated from operating activities	(2,088,955)	1,698,635

Investing activity:
Acquisitions of machineries and equipment	(1,972,307)	-
Cash used in investing activity	(1,972,307)	-

Financing activities:
Repayment to directors	(1,975,617)	(1,148,940)
Issuance of ordinary shares	6,900,000	165,350
Deferred offering costs	(1,342,312)	(378,411)
Cash generated from (used in) financing activities	3,582,071	(1,362,001)

Net (decrease) increase in cash at banks	(479,191)	336,634

Cash at banks as of beginning of the period	2,365,532	189,474

Cash at banks as of the end of the period	1,886,341	526,108

Supplementary Cash Flows Information
Cash refunded for income tax	-	29,506

The accompanying notes are an integral part of these condensed consolidated financial statements.

Masonglory Limited and its subsidiaries
Notes to Condensed Consolidated Financial Statements

1. Organization and Business Description

Organization and Nature of Operations

Masonglory Limited (the “Company”) is a limited liability company established under the laws of the Cayman Islands on February 21, 2024. It is a holding company with no business operation.

The Company conducts its primary operations through its indirectly wholly owned subsidiary, Masontech Limited, which is incorporated and domiciled in Hong Kong SAR; Masontech Limited principally engage in the provision of wet trades works, and it is wholly owned subsidiary of Masonglory (BVI) Limited which was incorporated and is domiciled in British Virgin Islands.

The Company completed its initial public offering on the NASDAQ on July 8, 2025, issuing 1,500,000 ordinary shares at a price of USD4.0 per share. In addition, the Company entered into an underwriting agreement with the underwriter on July 7, 2025, which granted the underwriter a 45-day option to purchase up to an additional 225,000 ordinary shares at the public offering price of USD4.00 per share, less underwriting discounts, to cover any over-allotment. Subsequently, on July 24, 2025, the underwriter exercised the over-allotment option in full, purchasing an additional 225,000 ordinary shares at the public offering price of USD4.00 per share. The initial public offering and the exercise of the over-allotment option closed on July 24, 2025, with gross proceeds totaling US$6,900,000, before deducting underwriting discounts and offering expenses. The ordinary shares began trading on July 8, 2025 on The Nasdaq Capital Market and commenced trading under the ticker symbol “MSGY”.

The accompanying condensed consolidated financial statements reflect the activities of the Company and the following entities:

Subsidiary	Date of incorporation	Jurisdiction of Formation	Percentage of Ownership	Principal Activities
Masonglory Limited (“Masonglory”)	February 21, 2024	Cayman Islands	Parent	Investment holding
Masonglory (BVI) Limited (“Masonglory BVI”)	February 20, 2024	British Virgin Islands	100%	Investment holding
Masontech Limited (“Masontech”)	September 11, 2018	Hong Kong	100%	Provision of wet trades works

Reorganization and Share Issuance

Masonglory was incorporated as an exempted company with limited liability under the laws of the Cayman Islands in February 2024. Masonglory’s direct subsidiary is Masonglory (BVI), a BVI company incorporated in February 2024 and the holding company of Masontech Limited.

On February 21, 2024, one (1) Ordinary Share was allotted and issued as fully paid to an initial subscriber, an independent third party, which was subsequently transferred to Mr. TT Tun. On February 29, 2024, one (1) Ordinary Share was allotted and issued as fully paid to Mr. TS Fung at a consideration of US$0.0001.

On March 21, 2024, Mr. TS Fung and Mr. TT Tun (the “Controlling Shareholders”) entered into a sale and purchase agreement with Masonglory (BVI), pursuant to which the Controlling Shareholders sold, and Masonglory (BVI) purchased from the Controlling Shareholders a total of twenty (20) ordinary shares in Masontech (the “Operating Subsidiary”) (representing the entire issued share capital of the Operating Subsidiary), at an aggregate consideration of HK$20.00. After the acquisition, Masonglory (BVI) became the sole shareholder of the Operating Subsidiary.

On March 25, 2024, each of the Controlling Shareholders entered into a sale and purchase agreement with Masonglory, pursuant to which the Controlling Shareholders sold, and Masonglory purchased from the Controlling Shareholders a total of two (2) Ordinary Shares of Masonglory (BVI) (representing the entire issued share capital of Masonglory (BVI)), at an aggregate consideration of US$0.0002. After the acquisition, Masonglory became the ultimate holding company of Masonglory (BVI) and the Operating Subsidiary.

On March 25, 2024, each of the Controlling Shareholders entered into a sale and purchase agreement with Fung & Tun Limited, a company incorporated under the laws of the BVI and jointly owned by the Controlling Shareholders (each holding one (1) Ordinary Share), pursuant to which each of the Controlling Shareholders sold, and Fung & Tun Limited purchased from the Controlling Shareholders a total of two (2) Ordinary Shares (representing the entire issued share capital of the Company), at an aggregate consideration US$0.0002. After the acquisition, Fung and Tun Limited, via its direct holding in Masonglory, became the ultimate holding company of the Operating Subsidiary.

On June 14, 2024, Masonglory allotted and issued 11,499,998 Ordinary Shares at a par value of US$0.0001 per Ordinary Share, credited as fully-paid in its share capital, to Fung & Tun Limited, which is jointly owned by Mr. TS Fung and TT Tun.

Masonglory Limited and its subsidiaries
Notes to Condensed Consolidated Financial Statements

1. Organization and Business Description (cont.)

Also on June 14, 2024, Masonglory allotted and issued 500,000 Ordinary Shares to each of Vision Win Enterprises Limited and Main Works International Limited, unrelated third parties of the Company, for a consideration of HK$640,000, representing 4% and 4%, respectively, of the enlarged entire issued share capital of the Company immediately upon completion of the above transactions. This resulted in (a) a total additional issuance of 1,000,000 Ordinary Shares; (b) a dilution of Mr. SF Tse and Mr. TT Tse’s ownership interest in the Company from 100% to 92% though they remained as the controlling shareholders of the Company; and (c) a decrease in earnings per shares (basic and diluted) due to the increased number of shares outstanding. The allotment and issuance of the said Ordinary Shares to Vision Win Enterprises Limited and Main Works International Limited were not retroactively presented in prior periods as they are not part of the common control group. As such, the increase in Ordinary Shares and additional paid-in capital of the Company will be reflected in the subsequent period.

During the years presented in these financial statements, the control of the entities has never changed and remained under the control of Mr. TS Fung and Mr. TT Tun. Despite the aforesaid dilution, Mr. TS Fung and Mr. TT Tun continue to hold a 92% ownership interest and maintain control over the Company.

The Company completed its initial public offering on the NASDAQ on July 8, 2025, issuing 1,500,000 Ordinary Shares at a price of US$4.00 per Ordinary Share. In addition, the Company entered into an underwriting agreement with the underwriter on July 7, 2025, which granted the underwriter a 45-day option to purchase up to an additional 225,000 Ordinary Shares at the public offering price of US$4.00 per share, less underwriting discounts, to cover any over-allotment. Subsequently, on July 24, 2025, the underwriter exercised the over-allotment option in full, purchasing an additional 225,000 Ordinary Shares at the public offering price of US$4.00 per Ordinary Share. The initial public offering and the exercise of the over-allotment option closed on July 24, 2025, with gross proceeds totaling US$6,900,000, before deducting underwriting discounts and offering expenses. The Ordinary Shares began trading on July 8, 2025 on The Nasdaq Capital Market and commenced trading under the ticker symbol “MSGY”.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The condensed consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries (Collectively, the “Company”) and have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary. All intercompany transactions and balances between the Company and its subsidiary have been eliminated upon consolidation.

Risk and Uncertainty

Significant Risks

Currency Risk

The Company’s operating activities are transacted in HKD. Foreign exchange risk arises from future commercial transactions, and recognized assets and liabilities. The Company considers the foreign exchange risk in relation to transactions denominated in HKD with respect to USD is not significant as HKD is pegged to USD.

Concentration Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash at banks, accounts receivable and contract assets. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash at banks with financial institutions located in Hong Kong. As of September 30, 2025 and March 31, 2025, USD 1,886,341 and USD 2,365,532 were deposited with financial institutions located in Hong Kong. With effect from October 1, 2024, the Deposit Protection Scheme introduced by the Hong Kong Government insured each depositor at one bank for a maximum amount from USD 64,103 increased to USD 102,564 (from HKD500,000 increased to HKD800,000). Otherwise, these balances are not covered by insurance. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

As of September 30, 2025 and March 31, 2025, all of the Company’s assets were located in Hong Kong and all of the Company’s revenue were derived from its subsidiaries located in Hong Kong. The Company has a concentration of its revenue and accounts receivable with specific customers.

Masonglory Limited and its subsidiaries
Notes to Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

During the six months ended September 30, 2025, there were three customers (2024: two customers) generated income which accounted for over 10% of the total revenue generated for that year, respectively. The details are as follows:

	For the six months ended September 30,
	2025	2024
Customer A	60.6%	-%
Customer B	21.7%	*%
Customer C	12.5%	*%
Customer D	*%	33.1%
Customer E	*%	58.1%

*	The customer did not contribute over 10% of the Company’s revenue during the period ended.

As of September 30, 2025 and March 31, 2025, accounts receivable due from these customers as a percentage of condensed consolidated accounts receivable are as follows:

	As of September 30, 2025	As of March 31, 2025
Customer A	68.0%	-%
Customer C	18.1%	15.9%
Customer D	13.9%	42.6%
Customer F	-%	41.4%

During the six months ended September 30, 2025, there was one supplier (2024: nil supplier) accounted for over 10% of the total cost of revenue for that year.

	For the six months ended September 30,
	2025	2024
Supplier A	19.4%	-%

As of September 30, 2025 and March 31, 2025, there were no supplier which accounted for over 10% of the total condensed consolidated accounts payable.

Credit Risk

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposits, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 30 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

Masonglory Limited and its subsidiaries
Notes to Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Labor price risk

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management periodically evaluates estimates used in the preparation of the condensed consolidated financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based upon such periodic evaluation. It is reasonably possible that changes may occur in the near term that would affect management’s estimates with respect to the percentage of completion method, allowance for credit losses and contract assets. Revisions in estimated revenue from contracts are made in the year in which circumstances requiring the revision become probable.

Balance Sheet Classifications

The Company includes in current assets and liabilities the following amounts that are in connection with construction contracts that may extend beyond one year: contract assets and contract liabilities (including retainage invoiced to customers contingent upon anything other than the passage of time), capitalized costs to fulfill contracts retainage payable to sub-contractors and accrued losses on uncompleted contracts. A one-year time period is used to classify all other current assets and liabilities when not otherwise prescribed by the applicable accounting principles.

Contract assets, and Contingent Retainage

Contract assets include billed and unbilled amounts for services provided to customers for which the Company has an unconditional right to payment. Billed and unbilled amounts for which payment is contingent on anything other than the passage of time are included in contract assets and contract liabilities on a contract-by-contract basis.

When payment of the retainage is contingent upon the Company fulfilling its obligations under the contract it does not meet the criteria to be included in contracts receivable and remains in the contract’s respective contract asset or contract liability, determined on a contract-by-contract basis. Retainage for which the Company has an unconditional right to payment that is only subject to the passage of time are included in contracts receivable.

The Company provides an allowance for credit losses, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions.

Contract Estimates Including Variable Consideration

Accounting for long-term contracts with customers involves the use of various techniques to estimate total transaction price, total estimated costs at completion, and progress toward satisfaction of performance obligations which are used to recognize revenue earned. Unforeseen events and circumstances can alter the estimate of the costs associated with a particular contract. Total estimated costs at completion, can be impacted by changes in productivity, scheduling, the unit cost of labor, subcontracts, materials, and equipment. Additionally, external factors such as weather, customer needs, customer delays in providing permits and approvals, labor availability, governmental regulation and politics may affect the progress of a project’s completion, and thus the timing and amount of revenue recognition.

Masonglory Limited and its subsidiaries
Notes to Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

To the extent that original cost estimates are modified, estimated costs to complete increase, delivery schedules are delayed, or progress under a contract is otherwise impeded, cash flow, revenue recognition, and profitability from a particular contract may be adversely affected.

The nature of the Company’s contracts gives rise to several types of variable consideration, including unpriced change orders and claims; and liquidated damages and penalties that can either increase or decrease the transaction price. Transaction price for contracts is required to include evaluation of variable consideration to which the Company has an enforceable right to have not agreed to the price.

The Company considers claims to be contract modifications for which the Company has sought, or will seek, to collect from customers, or others, for customer-caused changes in contract specifications or design, or other customer-related causes of unanticipated additional contract costs on which there is no contractual agreement with the customer for changes in either the scope or price of the contract. Claims can also be caused by non-customer-caused changes, such as weather delays, work stoppages or other unanticipated events. Costs associated with contract modifications are included in the estimated costs to complete the contracts and are treated as project costs when incurred. In most instances, contract modifications are for goods or services that are not distinct and, therefore, are accounted for as part of the existing contract. In those instances, the effect of a contract modification on the transaction price, and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue on a cumulative catch-up basis. To the extent unapproved change orders and claims reflected in the transaction price are not resolved in the Company’s favor, or to the extent other contract provisions reflected in the transaction price are not earned, there could be reductions in or reversals of previously recognized revenue.

As a significant change in one or more of these estimates could affect the revenue and profitability of the Company’s long-term construction contracts, the Company reviews and updates contract-related estimates regularly. The Company recognizes adjustments in estimated revenue on contracts on a cumulative catch-up basis. Under this method, the cumulative impact of the revenue adjustment is recognized in the period the adjustment is identified. Revenue in future periods of contract performance is recognized using the adjusted estimate. If at any time the contract estimates indicate an anticipated loss on a contract, the projected loss is recognized in full, including the reversal of any previously recognized profit, in the period it is identified and recognized as an accrued loss on uncompleted contracts on the condensed consolidated balance sheet. No adjustments resulting from revisions to estimates on any individual contract was material to the financial statements for the six months ended September 30, 2025 and 2024.

Revenue Recognition from Provision of Construction Services

The Company recognizes contract revenue and profit of construction services according to the management’s estimation of the total outcome of the project as well as the progress towards complete satisfaction of a performance obligation measured based on input method. The recognition of contract revenue therefore relies on the management’s estimation of the progress and outcome of the project, which involves the exercise of significant management estimation, particularly in estimating the budgeted contract costs, which are prepared by the management of the Company on the basis of agreements, quotations or other correspondences from time to time provided by the subcontractors, suppliers or vendors involved and the experience of the management. In order to keep the budget accurate and up-to-date, the management of the Company conducts periodic reviews of the budgets of service contracts by comparing the budgeted amounts to the actual amounts incurred. Construction revenue and contract assets are estimated by using the percentage of completion method, which is calculated based on the costs incurred on each construction contract at the end of the respective accounting period divided by the estimated total costs for the contract and then multiplied by the estimated construction revenue expected to be earned. Notwithstanding that management reviews and revises the estimates of both contract revenue and costs for the construction services as the contract progresses, the actual outcome of the contract in terms of its total revenue and costs may be higher or lower than the estimates and this will affect the revenue and profit recognized.

Masonglory Limited and its subsidiaries
Notes to Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The Company considers both the terms of the contracts entered into with its customers and its customary business practices to determine the transaction prices for each of its construction projects. The Company determines the transaction price as the amount of consideration to which it expects to be entitled in exchange for transferring promised services to the customer. When estimating transaction prices for construction projects in progress, the Company recognises that the amounts of consideration would vary because of price discounts and rebates, which are usually finalised and agreed with the customers during the final certification stage of the projects. Although such variability relating to the consideration promised by the customers are not explicitly stated in the contracts, the Company considers that the customers have valid expectations arising from customary business practices that the price concessions would be given to the customers at the end of the construction projects. Hence the estimates of variable consideration are typically constrained to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Expected Credit Loss Allowance

The measurement of the expected credit loss allowance for financial assets measured at amortized cost is an area that requires the use of significant assumptions about future economic conditions and credit behavior (e.g. the likelihood of customers defaulting and the resulting losses). A number of significant judgements are also required in applying the accounting requirements for measuring expected credit loss, such as considering debtors’ credit risk characteristics, historical settlement record, the days past due and forward-looking information.

Foreign currency translation and transaction and Convenience translation

The Company’s reporting currency is the United States dollars (“USD”). The Company’s operations are principally conducted in Hong Kong where Hong Kong dollars (“HKD”) is the functional currency.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currency at the prevailing rates of exchange at the balance date. The resulting exchange differences are reported in the condensed consolidated statements of operations and comprehensive income.

The exchanges rates used for translation from HK$ to USD was 7.8, a pegged rate determined by the linked exchange rate system in Hong Kong. This pegged rate was used to translate Company’s balance sheets, income statement items and cash flow items for both financial periods 2025 and 2024.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, deposits, accounts payable and finance lease liabilities.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 —	Quoted prices in active markets for identical assets and liabilities.

Level 2 —	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Masonglory Limited and its subsidiaries
Notes to Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash at banks, accounts receivable, contract assets, deposits, accounts payable, finance lease liabilities and accrued expenses approximate the fair value of the respective assets and liabilities as of September 30, 2025 and March 31, 2025 due to their short-term nature.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of September 30, 2025 and March 31, 2025.

Cash at banks

Cash at banks consist of cash held in banks. The Company maintains the bank accounts in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount from HKD500,000 increased to HKD800,000 with effect from October 1, 2024. Cash balances in bank accounts in Hong Kong are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable, net

Accounts receivable represents an unconditional right to consideration arising from our performance under contracts with customers which include retainage amount that is conditional only on the passage of time. The Company grant credit to customers, without collateral, under normal payment terms (typically 30 days after invoicing). Generally, invoicing occurs within 30 days after the related works are performed. The carrying value of such receivable, net of the expected credit loss and allowance for doubtful accounts, represents its estimated realizable value. The Company expects to collect the outstanding balance of current accounts receivable, net within the next 12 months. The Company has elected to use probability of default and loss given default methods to estimate allowance for credit loss.

Measurement of credit losses on financial instruments

The Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses on Financial Instruments,” using the modified retrospective approach for accounts receivable and contract assets. This guidance replaced the “incurred loss” impairment methodology with an approach based on “expected losses” to estimate credit losses on certain types of financial instruments and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance requires financial assets to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the cost of the financial asset to present the net carrying value at the amount expected to be collected on the financial asset.

Deferred Offering Costs

Deferred offering costs will be charged to shareholders’ equity netted against the proceeds upon the completion of the IPO. As of September 30, 2025, all deferred offering costs were charged against the gross proceeds upon the completion of IPO on July 8, 2025.

Inventory

The Company does not keep any inventory. Generally, the Company orders materials based on each project’s progress and the materials are delivered to the worksites by the suppliers.

Masonglory Limited and its subsidiaries
Notes to Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Machineries and Equipment, net

Machineries and Equipment is stated at cost, net of accumulated depreciation and impairment charge. Depreciation is provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Machineries and Equipment	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the condensed consolidated statements of operations and comprehensive income in other income or expenses.

Impairment of Long-Lived Assets

The Company reviews the impairment of its long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the six months ended September 30, 2025 and 2024.

Leases

The Company adopted ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB. The adoption of Topic 842 may result in the presentation of right-of-use assets — finance lease and finance lease liabilities on the condensed consolidated balance sheet.

The Company has elected the package of practical expedients permitted which allows the Company not to reassess the following at adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space and machinery, with a lease term of 12 months or less.

The Company determines whether an arrangement is or contain a lease at inception. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease.

A lease is classified as a finance lease when the lease meets any of the following criteria at lease commencement:

(a)	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

(b)	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

(c)	The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease.

(d)	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

(e)	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Finance leases are included in right-of-use (“ROU”) assets — finance lease, finance lease liabilities, current, and finance lease liabilities, non-current in the Company’s condensed consolidated balance sheets.

ROU assets — finance lease represent the Company’s right to use an underlying asset for the lease term and finance lease liabilities represent its obligation to make lease payments arising from the lease. The ROU assets — finance lease and finance lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

At the commencement date, the cost of the ROU assets — finance lease shall consist of all of the following:

(a)	The amount of the initial measurement of the lease liability

Masonglory Limited and its subsidiaries
Notes to Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

(b)	Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received

(c)	Any initial direct costs incurred by the lessee.

The Company uses the implicit rate based on the terms of the leases in determining the present value of lease payments. The ROU assets — finance lease also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets — finance lease and finance lease liabilities when it is reasonably certain that the Company will exercise that option.

For operating leases with a term of one year or less, the Company has elected not to recognize a lease liability or ROU asset — operating lease on its condensed consolidated balance sheets. Instead, it recognizes the lease payments as expenses on a straight-line basis over the lease term. Short-term lease costs are immaterial to its condensed consolidated statements of operations and cash flows.

Revenue Recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation.

The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have the agreements with its customers in writing, orally, or in accordance with other customary business practices. The Company recognizes revenue based on the consideration specified in the applicable agreement.

The Company perform a majority of wet trade works under master construction agreements and other contracts that contain customer-specified construction requirements. These agreements include discrete pricing for individual tasks. A contractual agreement exists when each party involved approves and commits to the agreement, the rights of the parties and payment terms are identified, the agreement has commercial substance, and collectability of consideration is probable. Construction services are performed for the sole benefit of our customers, whereby the assets being created or maintained are controlled by the customer and the services we perform do not have alternative benefits for us. Contract revenue is recognized as our obligations are satisfied over time consistent with our services are performed and customers simultaneously receive and consume the benefits the Company provide.

The Company recognizes contract revenue over time, as performance obligations are satisfied, due to the continuous transfer of control to the customer in accordance with ASC Topic 606, Revenue from Contracts with Customers. Upon adoption of ASC Topic 606, contracts which include construction services are generally accounted for as a single deliverable (a single performance obligation) and are no longer segmented between types of services. The Company has not bundled any goods or services that are not considered distinct.

Masonglory Limited and its subsidiaries
Notes to Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The Company uses the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontracting charges, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceeds the consideration to be received, the Company accrues the entire estimated loss during the period the loss becomes known.

The typical contract length of the Company entered ranges from 12 months to 24 months.

Contracted but not yet recognized revenue was approximately USD32,013,453 and USD14,875,233 as of September 30, 2025 and March 31, 2025, respectively.

The nature of the Company’s contracts gives rise to several types of variable consideration, including unpriced change orders and claims; and liquidated damages and penalties. The Company recognizes revenue for variable consideration when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company estimates the amount of revenue to be recognized on variable consideration using the expected value (i.e., the sum of a probability-weighted amount) or the most likely amount method, whichever is expected to better predict the amount. Factors considered in determining whether revenue associated with claims (including change orders in dispute and unapproved change orders in regard to both scope and price) should be recognized include the following: (a) the contract or other evidence provides a legal basis for the claim, (b) additional costs were caused by circumstances that were unforeseen at the contract date and not the result of deficiencies in the company’s performance, (c) claim-related costs are identifiable and considered reasonable in view of the work performed, and (d) evidence supporting the claim is objective and verifiable. If the requirements for recognizing revenue for claims or unapproved change orders are met, revenue is recorded only when the costs associated with the claims or unapproved change orders have been incurred.

The Company generally provides limited warranties for work performed under its construction contracts. The warranty periods typically extend for a limited duration following substantial completion of the Company’s work on the project. Historically, warranty claims have not resulted in material costs incurred for which the Company was not compensated for by the customer.

There were no material amounts of unapproved change orders or claims recognized during the six months ended September 30, 2025 and 2024.

Contract Assets

Contract assets included two parts: revenue recognized in excess of amounts billed, and retainage. Certain of our contracts contain retention provisions whereby a portion of the revenue earned is withheld from payment as a form of security until contractual provisions are satisfied. Contract assets were assessed for impairment in accordance with ASC 326.

Contract assets are reported in a net position on a contract-by-contract basis at the end of each reporting period.

Masonglory Limited and its subsidiaries
Notes to Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the material costs, subcontracting costs, direct labor costs and overhead costs that are directly attributable to services provided.

General and administrative expenses

General and administrative expenses mainly consist of administrative staff cost, motor vehicle expenses, office supplies, legal and professional fees, change of credit loss allowances and other miscellaneous administrative expenses.

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for condensed consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

We believe there were no uncertain tax positions as of September 30, 2025 and March 31, 2025. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months. We are not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Masonglory Limited and its subsidiaries
Notes to Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Recently Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Income Taxes

In December 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires enhanced disclosures surrounding income taxes, particularly related to rate reconciliation and income taxes paid information. In particular, on an annual basis, companies will be required to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold.

Companies will also be required to disclose, on an annual basis, the amount of income taxes paid, disaggregated by federal, state, and foreign taxes, and also disaggregated by individual jurisdictions above a quantitative threshold. The standard is effective for the Company for annual periods beginning April 1, 2025 on a prospective basis, with retrospective application permitted for all prior periods presented. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its disclosures.

Segment Reporting

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 requires enhanced disclosures surrounding reportable segments, particularly (i) significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included in the reported measure(s) of a segment’s profit and loss and (ii) other segment items that reconcile segment revenue and significant expenses to the reported measure(s) of a segment’s profit and loss, both on an annual and interim basis. Companies are also required to provide all annual disclosures currently required under Topic 280 in interim periods, in addition to disclosing the title and position of the CODM and how the CODM uses the reported measure(s) of segment profit and loss in assessing segment performance and allocating resources. The standard is effective for the Company for annual periods beginning January 1, 2024 and for interim periods beginning April 1, 2025, with updates applied retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its disclosures.

Expense Disaggregation Disclosures

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This guidance requires incremental disclosures about specific expense categories, including but not limited to, purchases of inventory, employee compensation, depreciation, amortization and selling expenses. The amendments are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. While permitted, the Company does not plan to early adopt this guidance. The guidance may be applied either prospectively or retrospectively. The adoption of this ASU will not have a material impact on our condensed consolidated financial statements as the guidance relates only to disclosure.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the condensed consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its condensed consolidated financial condition, results of operations, cash flows or disclosures.

3. Accounts Receivable, net

Accounts receivable, net consisted of the following as of September 30, 2025 and March 31, 2025:

	As of September 30, 2025	As of March 31, 2025
	USD	USD
	(unaudited)	(audited)
Accounts receivable	1,756,864	1,424,773
Less: allowance for credit loss	(16,594)	(13,457)
Accounts receivable, net	1,740,270	1,411,316

Masonglory Limited and its subsidiaries
Notes to Condensed Consolidated Financial Statements

3. Accounts Receivable, net (cont.)

The movement of allowance for credit losses are as follows:

	As of September 30, 2025	As of March 31, 2025
	USD	USD
	(unaudited)	(audited)
Balance at beginning of the period/ year	13,457	17,153
Addition (Reversal) during the year	3,137	(3,696)
Balance at end of the period/ year	16,594	13,457

4. Contract Assets and Contract Liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s condensed consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract assets consisted of the following as of September 30, 2025 and March 31, 2025:

	As of September 30, 2025	As of March 31, 2025
	USD	USD
	(unaudited)	(audited)
Contract assets:
Revenue recognized in excess of amounts paid or payable (contract receivable) to the Company on uncompleted contracts (contract asset) excluding retainage	2,461,922	91,264
Retainage included in contract assets due to being conditional on something other than solely passage of time	2,748,678	2,262,130
Less: allowance for credit loss	(121,861)	(58,332)
Contract assets, net	5,088,739	2,295,062

Contract assets, current	5,088,739	2,295,062
Contract assets, non-current	-	-

The movement of revenue recognized in excess of amounts paid or payable (excluding retainage) before net of allowance for credit loss is as follows:

	As of September 30, 2025	As of March 31, 2025
	USD	USD
	(unaudited)	(audited)
Balance at beginning of the period/ year	91,264	51,731
Increase as a result of total work completed during the period	2,461,922	91,264
Decrease as a result of total amount billed out	(91,264)	(51,731)
Balance at end of the period/ year	2,461,922	91,264

The movement of retainage before net of allowance for credit loss is as follows:

	As of September 30, 2025	As of March 31, 2025
	USD	USD
	(unaudited)	(audited)
Balance at beginning of the period/ year	2,262,130	1,853,616
Increase as a result of changes in progress of ongoing projects	486,548	418,001
Reclassified to accounts receivable as payment becomes unconditional	-	(9,487)
Balance at end of the period/ year	2,748,678	2,262,130

Masonglory Limited and its subsidiaries
Notes to Condensed Consolidated Financial Statements

4. Contract Assets and Contract Liabilities (cont.)

Contract liabilities consisted of the following as of September 30, 2025 and March 31, 2025:

	As of September 30, 2025	As of March 31, 2025
	USD	USD
	(unaudited)	(audited)
Payments received or receivable (contracts receivable) in excess of revenue recognized on uncompleted contracts (contract liability), excluding retainage	871,827	-

Contract liabilities related to contracts are balances due to customers under contracts. These arise if a particular milestone payment exceeds the revenue recognized to date under the input method.

The movement in contract liabilities is as follows:

	As of September 30, 2025	As of March 31, 2025
	USD	USD
	(unaudited)	(audited)
Balance at beginning of the period/ year	-	-
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the period/ year	-	-
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	871,827	-
Balance at end of the period/ year	871,827	-

Information about contract liabilities:

For the six months ended September 30,
	2025	2024
	USD	USD
	(unaudited)	(unaudited)
Revenue recognized that was included in contract liabilities as of April 1, 2025 and 2024	-	-

5. Deposits and Prepayments

	As of September 30, 2025	As of March 31, 2025
	USD	USD
	(unaudited)	(audited)
Deposits	2,590	2,590
Prepayments	940,384	-
	942,974	2,590
Less: amount classified as non-current assets	(731,410)	-
Amount classified as current assets	211,564	2,590

Masonglory Limited and its subsidiaries
Notes to Condensed Consolidated Financial Statements

6. Property and Equipment, net

Property and Equipment, stated at cost less accumulated depreciation, consisted of the following as of September 30, 2025 and March 31, 2025:

	As of September 30, 2025	As of March 31, 2025
	USD	USD
	(unaudited)	(audited)
Machineries and equipment	1,972,307	-
Less: accumulated depreciation	-	-
Machineries and equipment, net	1,972,307	-

Depreciation expenses of machineries and equipment totaled nil for the six months ended September 30, 2025 and 2024.

7. Leases

Information relating to financing and operating lease activities during the six months ended September 30, 2025 and 2024 are as follows:

	For the six months ended September 30,
	2025	2024
	USD	USD
	(unaudited)	(unaudited)
Finance leases:
Amortization of right-of-use assets – finance lease	-	1,384
	-	1,384
Operating lease:
Expenses related to a short-term lease	6,154	6,154
	6,154	6,154
Total lease expenses	6,154	7,538

Cash outflows related to operating lease:
Operating cash outflows – rental paid	6,154	6,154

Right-of-use assets — finance lease represented purchases of a motor vehicle and certain forklifts under finance leases for its operations.

8. Accounts payable

Components of accounts payable are as follows as of September 30, 2025 and March 31, 2025:

	As of September 30, 2025	As of March 31, 2025
	USD	USD
	(unaudited)	(audited)
Trade payables	1,383,360	413,492
Total	1,383,360	413,492

Masonglory Limited and its subsidiaries
Notes to Condensed Consolidated Financial Statements

9. Accrued Expenses

Components of accrued expenses are as follows as of September 30, 2025 and March 31, 2025:

	As of September 30, 2025	As of March 31, 2025
	USD	USD
	(unaudited)	(audited)
Accruals for operating expenses:
– Staff costs	45,536	41,684
– Listing expenses	196,410	80,066
– Auditor’s remuneration	-	140,000
Total	241,946	261,750

10. Revenue

The Company has disaggregated its revenue from contracts with customers as follows:

		For the six months ended September 30,
		2025	2024
	Point of recognition	USD	USD
		(unaudited)	(unaudited)
Construction services	Over time	9,396,001	11,613,852
Total		9,396,001	11,613,852

11. Income Taxes

Cayman Islands and British Virgin Islands

Pursuant to the current rules and regulations, the Cayman Islands and British Virgin Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any income tax in the Cayman Islands or British Virgin Islands.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income.

On 21 March 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on 28 March 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of estimated assessable profits of the qualifying group entity will be taxed at 8.25%, and estimated assessable profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

The components of the income tax expense (benefit) are as follows:

	For the six months ended September 30,
	2025	2024
	USD	USD
	(unaudited)	(unaudited)
Current
Cayman Islands	-	-
British Virgin Islands	-	-
Hong Kong	16,241	123,722

Deferred
Cayman Islands		-
British Virgin Islands		-
Hong Kong	(10,852)	(432)
Total	5,389	123,290

Masonglory Limited and its subsidiaries
Notes to Condensed Consolidated Financial Statements

11. Income Taxes (cont.)

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	As of September 30, 2025	As of March 31, 2025
	USD	USD
	(unaudited)	(audited)
Deferred tax assets
Right-of-use assets – finance lease	836	984
Provision for allowance of credit losses	22,845	11,845
	23,681	12,829

	For the six months ended September 30,
	2025	2024
	USD	USD
	(unaudited)	(unaudited)
Profit before income taxes	152,169	867,030
Hong Kong Profits Tax rate	8.25%	16.5%
Income taxes computed at Hong Kong Profits Tax rate	12,554	143,060

Reconciling items:
Tax effect of income that is not taxable*	(1,769)	(252)
Tax effect of expense that is not deductible@	61	1,636
Effect of two-tier tax rate	(5,457)	(21,154)
Statutory tax deduction#	-	-
Income tax expense	5,389	123,290

*	Income that is not taxable mainly consisted of the government subsidies which are non-taxable under Hong Kong income tax law.

@	Expense that is not deductible mainly consisted of donations made to the organization which is not tax-exempt charities under section 88 of Hong Kong income tax law.

#	It represents a reduction granted by the Hong Kong SAR Government of 100% of the tax payable subject to a maximum reduction of HK$1,500 for each business.

12. Earnings per share

Basic and diluted net earnings per share for each of the periods presented are calculated as follows:

Basic earnings per share is computed using the weighted average shares outstanding during the period.

Diluted earnings per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year.

	For the six months ended September 30,
	2025	2024
	(unaudited)	(unaudited)
Numerator
Net income-basic and diluted	146,780	743,740

Denominator
Weighted average number of ordinary shares outstanding – basic and diluted	13,272,131	12,500,000

Earning per share – basic and diluted	0.01	0.06

Masonglory Limited and its subsidiaries
Notes to Condensed Consolidated Financial Statements

13. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

(a) Mr. Tse Shing Fung, a director of the Company.

(b) Mr. Tse Tsz Tun, a director of the Company.

a.  Due to related parties

As of September 30, 2025 and 2024 and March 31, 2025, the balances of amounts due to related parties were as follows:

	As of September 30, 2025	As of March 31, 2025
	USD	USD
	(unaudited)	(audited)
Due to related parties
Mr. Tse Shing Fung (a)	-	987,809
Mr. Tse Tsz Tun (b)	-	987,808
Total(1)	-	1,975,617

(1)	The balance represented the advances to the directors. The amount was unsecured, interest-free and repayable on demand.

Related party transactions

	For the six months ended September 30,
	2025	2024
	USD	USD
	(unaudited)	(unaudited)
Office rental to related parties
Parents of the Mr. Tse Shing Fung (a) and Mr. Tse Tsz Tun (b)	6,154	6,154
Total	6,154	6,154

Repayment to related parties
Mr. Tse Shing Fung (a)	987,807	574,470
Mr. Tse Tsz Tun (b)	987,807	574,470
Total	1,975,614	1,148,940

14. Commitments and Contingencies

Commitments

As of September 30, 2025 and March 31, 2025, the Company did not have any significant capital and other commitments.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its condensed consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of September 30, 2025 and March 31, 2025, the Company is not a party to any material legal or administrative proceedings.

Masonglory Limited and its subsidiaries
Notes to Condensed Consolidated Financial Statements

15. Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”), Mr. Tse Shing Fung (a director of the Company), for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. For the six months ended September 30, 2025 and 2024, revenue and assets within Hong Kong contributed over 90% of the Company’s total revenue and assets. Therefore, no geographical segments are presented. The single segment represents the Company’s core business of providing wet trades works and other wet trades related ancillary works to its customers in Hong Kong.

16. Subsequent Events

The Company has assessed all events from September 30, 2025, up through the date of this report, which is the date that these condensed consolidated financial statements are available to be issued, except for disclosed below, there are not any material subsequent events that require disclosure in these condensed consolidated financial statements.

On December 10, 2025, the Company registered 2,845,000 ordinary shares, at par value US$0.0001 per share, that may be issued under the Company’s 2025 stock incentive plan. For details, please refer to the S-8 (Registration statement) published on December 10, 2025.